Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Schmitt Industries, Inc. (“Schmitt” or the “Company”) has authority to issue 22,000,000 shares of capital stock (the “Capital Stock”), consisting of 20,000,000 shares of common stock, no par value per share (the “Common Stock”), and 2,000,000 shares of preferred stock, no par value per share, of which 6,000 shares of preferred stock are currently designated as Series A Junior Participating Preferred Stock (“Series A Preferred Stock”). The following is a summary of the material terms of the Common Stock and the Series A Preferred Stock. This summary is qualified in its entirety by reference to Schmitt’s Second Restated Articles of Incorporation, as amended (the “Charter”), Schmitt’s Second Restated Bylaws (the “Bylaws”), and the Rights Agreement (as defined below), which are incorporated herein by reference as Exhibit 3.1 and 3.2, Exhibit 3.3 and Exhibit 4.2, respectively, to Schmitt’s Annual Report on Form 10-K of which this exhibit is a part. Please read the Charter, the Bylaws, the Rights Agreement and applicable provisions of the Oregon Business Corporation Act (the “OBCA”) for additional information.

The Company’s Board of Directors (the “Board”) has the power to classify and reclassify any of the shares of Capital Stock in accordance with the Charter and the OBCA.

Common Stock

General

The following is a summary description of the material terms of our Common Stock as provided in the (i) Charter and (ii) Bylaws. For a more detailed description of these securities, you should read the applicable provisions of the OBCA, Charter and Bylaws. As of July 31, 2020, there were 3,712,927 shares of Common Stock outstanding.

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Common Stock are entitled to receive such dividends, if any, as may from time to time be declared by the Board out of funds legally available therefor. Under our Bylaws, holders of Common Stock are entitled to one vote per share, and are entitled to vote upon such matters and in such manner as may be provided by law. Each matter, other than election of directors, properly presented to any meeting shall be decided by a majority of the votes cast on the matter. The Board is classified into three classes if the number of directors is four or more, with said classes to be as equal in number as may be possible, and the directors are elected by a plurality vote. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to liquidation, holders of Common Stock, upon the liquidation, dissolution or winding up of the Company, are entitled to share equally and ratably in the remaining assets, if any, of the Company. The outstanding shares of Common Stock are, and the shares of Common Stock to be offered hereby when issued will be, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of preferred stock that the Company may authorize and issue in the future.

Anti-Takeover Provisions

Articles of Incorporation and Bylaws

Our Charter and Bylaws contain provisions that may delay or prevent a change in control of our company or changes in our management, including provisions that:

•	authorize “blank check” preferred stock, which could be issued without shareholder approval and could have voting, liquidation, dividend, and other rights superior to our common stock;

•	create a classified board of directors whose members serve staggered three-year terms;

•	establish an advance notice procedure with regard to nominations of individuals for election to our board of directors;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•	require a two-thirds vote of the holders of our Common Stock to amend specified provisions of our Charter and Bylaws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

Oregon Business Combination Act

We are subject to the Oregon Business Combination Act, which prohibits an Oregon corporation from engaging in any business combination with any interested shareholder for three years after the date the shareholder became an interested shareholder, with the following exceptions:

•	before the combination or transaction date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon completion of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested shareholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or an exchange offer; or

•	on or after that date, the business combination is approved by the board of directors and authorized at an annual or a special meeting of the shareholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested shareholder.

In general, the Oregon Business Combination Act defines “business combination” to include the following:

•	any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested shareholder or any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested shareholder and as a result of such merger or consolidation the transaction is not excepted as described above;

•	any sale, transfer, pledge or other disposition (in one transaction or a series) of 10% or more of the assets of the corporation involving the interested shareholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested shareholder; or

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation or any direct or indirect majority-owned subsidiary.

In general, the Oregon Business Combination Act defines an “interested shareholder” as an entity or a person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested shareholder status owned, 15% or more of the outstanding voting stock of the corporation.

Oregon Control Share Act

We are subject to the Oregon Control Share Act, which regulates the process by which a person may acquire control of certain Oregon-based corporations without the consent and cooperation of the corporation’s board of directors. Under the Oregon Control Share Act a person who acquires voting stock in a transaction that results in the person holding more than 20%, 33 1/3% or 50% of the total voting power cannot vote the shares it acquires in the acquisition. This restriction does not apply if voting rights are given to the control shares by:

•	the holders of a majority of the outstanding voting shares, excluding the control shares held by the acquirer and shares held by our officers and employee directors, and

•	the holders of a majority of the outstanding voting shares, including the control shares held by such person and shares held by our officers and employee directors.

To retain the voting rights attached to acquired shares, these approvals are required at the time an acquirer’s holdings first exceed 20% of the total voting power, and again at the times the acquiring person’s holdings first exceed 33 1/3% and 50%. An acquiring person includes persons acting as a group.

The acquirer may, but is not required to, submit to the target company an “acquiring person statement” including specific information about the acquirer and its plans for the corporation. The acquiring person statement may also request that the corporation call a special meeting of shareholders to determine whether the control shares will be allowed to have voting rights. If the acquirer does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of shareholders that is held more than 60 days after the date of the acquisition of control shares. If the acquirer’s control shares are allowed to have voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised fair value of their shares, which may not be less than the highest price paid per share by the acquirer for the control shares.

Shares are not deemed to be acquired in a control share acquisition if, among other things, they are acquired from the issuing corporation, or are issued pursuant to a plan of merger or exchange effected in compliance with the Oregon Business Corporation Act and the issuing corporation is a party to the merger or exchange agreement.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Broadridge Corporate Issuer Solutions, Inc.

Listing

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SMIT.”

Series A Junior Participating Preferred Stock and the Rights Agreement

General

The Company entered into a Section 382 Rights Agreement, dated July 1, 2019, with Broadridge Corporate Issuer Solutions, Inc., as Rights Agent (the “Rights Agreement”) which seeks to protect stockholder value by attempting to diminish the risk that the Company’s ability to use its net operating losses (collectively, the “NOLs”) to reduce its U.S. taxable income and tax liabilities in future taxable periods (the “Tax Benefits”) may become substantially limited. All capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Rights Agreement.

The Rights Agreement is intended to act as a deterrent to any person acquiring beneficial ownership of 4.9% or more of the Company’s Common Stock, without the approval of the Board. Stockholders who beneficially own 4.9% or more of the outstanding Common Stock as of the close of business on July 1, 2019 will not trigger the Rights Agreement so long as they do not acquire beneficial ownership of additional shares of Common Stock representing 0.5% or more of the outstanding Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of Common Stock or pursuant to a split or subdivision of the outstanding shares of Common Stock) at a time when they still beneficially own 4.9% or more of the outstanding Common Stock. In addition, the Board retains the sole discretion to exempt any person or group from the penalties imposed by the Rights Agreement.

The Rights.

The Board authorized the issuance of one right (a “Right”) for each outstanding share of Common Stock payable to stockholders of record as of the close of business on July 19, 2019 (the “Record Date”). One Right will also be issued together with each share of our Common Stock issued after the Record Date but before the Distribution Date (as defined below) and, in certain circumstances, after the Distribution Date. Subject to the terms, provisions and conditions of the Rights Agreement, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one one-thousandth of a share of Series A Preferred Stock for a purchase price of $11.25 (the “Purchase Price”). If issued, each one-thousandth of a share of Series A Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of Common Stock. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including, without limitation, any dividend, voting or liquidation rights.

Initial Exercisability.

The Rights will not be exercisable until the earlier of (i) ten business days after a public announcement that a person has become an “Acquiring Person” by acquiring beneficial ownership of 4.9% or more of outstanding Common Stock (or, in the case of a person that had beneficial ownership of 4.9% or more of the outstanding Common Stock as of the close of business on July 1, 2019, by obtaining beneficial ownership of any additional shares of Common Stock representing 0.5% or more of the shares of Common Stock then outstanding (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of the Common Stock or pursuant to a split or subdivision of the outstanding shares of Common Stock) at a time such person still beneficially owns 4.9% or more of the outstanding Common Stock), and (ii) ten business days (or such later date as may be specified by the Board prior to such time as any person becomes an Acquiring Person) after the commencement of a tender or exchange offer by or on behalf of a person that, if completed, would result in such person becoming an Acquiring Person (the “Distribution Date”).

Until the Distribution Date, Common Stock certificates or the ownership statements issued with respect to uncertificated shares of Common Stock will evidence the Rights. Any transfer of shares of Common Stock prior to the Distribution Date will also constitute a transfer of the associated Rights. After the Distribution Date, separate rights certificates will be issued and the Rights may be transferred other than in connection with the transfer of the underlying shares of Common Stock unless and until the Board has determined to effect an exchange pursuant to the Rights Agreement (as described below).

Flip-In Event.

In the event that a person becomes an Acquiring Person, each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, a number of shares of our Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value equal to two times the Purchase Price. However, Rights are subject to redemption and exchange at the option of the Company (as described below).

Flip-Out Event.

In the event that, at any time following a person becoming an Acquiring Person, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation; (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock is changed or exchanged; or (iii) 70% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the Purchase Price.

Redemption.

At any time until the earlier of July 1, 2022 and ten calendar days following the first date of public announcement that a person has become an Acquiring Person or that discloses information which reveals the existence of an Acquiring Person or such earlier date as a majority of the Board becomes aware of the existence of an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Exchange.

At any time after a person becomes an Acquiring Person, the Board may, at its option, exchange the Rights (other than Rights that have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or a fractional share of Series A Preferred Stock (or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment). Immediately upon an exchange of any Rights, the right to exercise such Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of Common Stock (or fractional share of Series A Preferred Stock or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) equal to the number of such Rights held by such holder multiplied by the exchange ratio.

Certain Preferred Stock Provisions.

Each one one-thousandth of a share of Series A Preferred Stock, if issued: (i) will be junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such other series), (ii) will entitle holders to preferential cumulative quarterly dividends in an amount per share of Series A Preferred Stock equal to the greater of (a) $1 or (b) 1,000 times the aggregate the dividends, if any, declared on one share of Common Stock, (iii) will entitle holders upon liquidation (voluntary or otherwise) to receive $1,000 per share of Series A Preferred Stock plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, and (iv) will entitle holders to a per share payment equal to the payment made on one share of Common Stock, if shares of the Common Stock are exchanged via merger, consolidation, or a similar transaction. Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Expiration.

The Rights and the Rights Agreement will expire on the earliest of (i) July 1, 2022, (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement, (iii) the time at which the Rights are exchanged in full pursuant to the Rights Agreement, (iv) the date that the Board determines that the Rights Agreement is no longer necessary for the preservation of material valuable Tax Benefits, (v) the beginning of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward, and (vi) a determination by the Board, prior to the time any Person becomes an Acquiring Person, that the Rights Agreement and the Rights are no longer in the best interests of the Company and its stockholders.

Anti-Dilution Provisions.

The Board may adjust the Purchase Price, the number of shares of Series A Preferred Stock or other securities or assets issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the Series A Preferred Stock or Common Stock. With certain exceptions, no adjustments to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

Amendments.

For so long as the Rights are redeemable, the Board may supplement or amend any provision of the Rights Agreement in any respect without the approval of the holders of the Rights. From and after the time the Rights are no longer redeemable, the Board may supplement or amend the Rights Agreement only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions, or to make any additional changes to the Rights Agreement which the Company may deem necessary or desirable, but only to the extent that those changes do not impair or adversely affect any Rights holder (other than an Acquiring Person or any Affiliate or Associate of an Acquiring Person or certain of their transferees) and do not result in the Rights again becoming redeemable or the Rights Agreement again becoming amendable other than in accordance with this sentence.